August 8, 2005

Mrs. Jill S. Davis
Branch Chief
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010


                         Form 40-F (File No. 333-90736)
                         ------------------------------

Dear Mrs. Davis,

            Reference is made to comments to the Form 40-F (the "FORM 40-F") of Western Oil Sands Inc., a Canadian corporation (the "COMPANY"), for the fiscal year ended December 31, 2004 received from the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") in a letter from the Division of Corporation Finance, dated July 20, 2005 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the Form 40-F.

The Company's responses to the Staff's comments are as follows:

      FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

      CONTROLS AND PROCEDURES, ITEM C

        1. WE NOTE YOUR CONCLUSION AS TO THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES IS INCOMPLETE AS IT DOES NOT INDICATE WHETHER OUR CONTROLS ARE EFFECTIVE OR INEFFECTIVE. PLEASE REVIEW YOUR DISCLOSURE AND REVISE ACCORDINGLY.

        Response to Comment 1:

        In response to the Staff's comment we will revise the first paragraph of Controls and Procedures, Item C, of our Form 40-F as set forth below:

            Western Oil Sands maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Western Oil Sands' principal executive and financial officers evaluated the effectiveness of Western Oil Sands' disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decision regarding required disclosure. However, as recommended by the Commission in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures to ensure that information is recorded, processed, summarized and reported within the time period's specified in the Commission's rules and forms.


      AUDITORS' REPORT

        2. PLEASE AMEND YOUR FILING TO INCLUDE THE SIGNATURE OF THE CHARTERED ACCOUNTANTS THAT HAVE OPINED ON YOUR FINANCIAL STATEMENTS.

        Response to Comment 2:

        The Company will include a signed Auditors' Report in an amendment to our Form 40-F that we will file with the Commission.


      FINANCIAL STATEMENTS

      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT), PAGE 3

        3. WE NOTE THAT YOUR PRESENTATION OF REVENUE EXCLUDES "THE AMOUNT RECORDED FOR PURCHASED FEEDSTOCKS AND TRANSPORTATION COSTS DOWNSTREAM OF EDMONTON". PLEASE TELL US WHY YOU HAVE PRESENTED REVENUE NET OF THESE COSTS AND CLARIFY THE MEANING OF THE SUBTOTAL PRESENTED. IN ADDITION, DISTINGUISH BETWEEN THE AMOUNTS EXCLUDED FROM REVENUE AND THE TYPE OF COSTS INCLUDED IN THE OPERATING EXPENSE LINE ITEM.

        Response to Comment 3:

        On the face of the Company's Consolidated Statements of Operations and Retained Earnings (Deficit) we have included a sub-total under the caption of Revenues that includes the difference between our gross revenues and our gross purchased feedstocks and transportation costs to better reflect the revenues being generated from our business. Currently our business is derived 100% from our ownership in the Athabasca Oil Sands Project ("AOSP"), which is a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen reserves and resources found in oil sands deposits in the Athabasca region of Alberta, Canada. The AOSP consists of two key facilities: the Muskeg River Mine, where the oil sands deposits are mined and partially upgraded, and the Scotford Upgrader, where the bitumen is further upgraded into synthetic crude oil and delivered into the North American crude oil marketing system. At the Scotford Upgrader certain feedstocks are added to our partially upgraded bitumen before this bitumen is sold. The Company believes that our shareholders are interested in the revenues being generated by these bitumen reserves, which in essence is the difference between our revenues less any feedstocks and transportation, and therefore provided a sub-total on the face of the Consolidated Statements of Operations and Retained Earnings (Deficit).

        Operating expenses are different from purchased feedstocks and blendstocks as they are costs incurred to either mine or upgrade the bitumen into a saleable product. These costs include, but are not limited to, labour, fuel, natural gas, maintenance, electricity, catalysts, chemicals and property taxes.


      CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE 4

        4. WE NOTE IN YOUR RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES THAT YOU PRESENT A SUBTOTAL OF NET INCOME AND VARIOUS CHARGES AND CREDITS ABOVE TOTAL NET CASH FROM OPERATING ACTIVITIES. WE NOTE THAT THE ILLUSTRATIVE EXAMPLE IN CICA 1540, AND THAT THE SUBTOTAL PRESENTED DOES NOT INCLUDE NET EARNINGS OR LOSS, AND ONLY INCLUDES A SUBTOTAL OF "ITEMS NOT EFFECTING CASH". PLEASE REVISE YOUR PRESENTATION TO COMPLY WITH CICA 1540 FOR CANADIAN GAAP.

        Response to Comment 4:

        The Company does not believe a revision is required to the subtotal presented in its consolidated statement of cash flows, as the example provided in CICA 1540 is provided as an illustrative example and not as authoritative guidance. Canadian GAAP requires that the companies utilizing the indirect method for presenting cash flow from operating activities present a total including the effects of any change in non-cash working capital, however it does not prescribe that a subtotal cannot be presented that excludes the effect of any change in non-cash working capital. The Company has clearly labeled this subtotal as "Cash From Operations" not "Cash From Operating Activities" to be clear in this distinction. The Company provides the following excerpt from CICA 1540 paragraph 22 as support for what is required under Canadian GAAP:

            "Under the indirect method, the net cash flow form operating activities is determined by adjusting net income or loss for the effects of:

               a. Non-cash items such as depreciation, provisions for losses, future taxes, unrealized foreign currency gains and losses, undistributed profits of equity-accounted investees and non-controlling interests;

               b. Changes during the period in inventories and operating receivables and payables; c. Other deferrals or accruals of past or future operating cash receipts or payments; and d. Revenues, expenses, gains or losses associated with investing or financing cash flows."

              The Company also provides that many other Canadian public companies consolidated statement of cash flows provide a similar subtotal, which illustrates that Canadian GAAP does not restrict from providing a subtotal of cash flow from operations before changes in working capital.


        MANAGEMENT'S DISCUSSION AND ANALYSIS, EXHIBIT 3, PAGE 1

        OPERATING RESULTS - HIGHLIGHTS, PAGE 3

        5. WE NOTE THAT YOU HAVE DISCLOSED CERTAIN FINANCIAL MEASURES IN OUR FILINGS THAT APPEAR TO BE NON-GAAP MEASURES, INCLUDING, BUT WITHOUT LIMITATION, THE FOLLOWING:

               a.   CASH FLOW PER SHARE - BASIC

               b. CASH FLOW FROM OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL.

               c.   EBITDAX

            PLEASE PROVIDE A DETAILED ANALYSIS THAT IDENTIFIES EACH CANADIAN NON-GAAP FINANCIAL MEASURE THAT YOU HAVE DISCLOSED IN OUR REPORT AND EXPLAIN WHY THE DISCLOSURE IS APPROPRIATE. REFER TO ITEM B(3) TO THE GENERAL INSTRUCTIONS FOR THE FORM 40-F AND QUESTION 32 OF THE JUNE 13, 2004 DIVISION OF CORPORATION FINANCES' FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FAQS/NONGAAPFAQ.HTM. PLEASE
            CONTACT US AT YOUR CONVENIENCE TO DISCUSS THIS COMMENT.

        Response to Comment 5:

        The Company includes certain non-GAAP financial measures in the Management's Discussion and Analysis ("MD&A") as investors may use this information to better analyze our operating performance. This includes certain per barrel information that can be compared against industry benchmarks by these investors. The Company indicates in the MD&A that the additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian GAAP and that non-GAAP measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. This is included on page 22 of the Exhibit 3 of our Form 40-F, under the heading "Non-GAAP Financial Measures".

        Non-GAAP measures included by the Company in its MD&A and the additional information provided by these measures are as follows:

               o     Cash Flow per Share - Basic

                         o In addition to Net Earnings (Loss) per Share, this metric provides a better basis for evaluating our operating performance, as it excludes fluctuations on the Company's US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization and future income tax recoveries/expenses.

               o Cash Flow from Operations before changes in non-cash working capital.

                         o In addition to Net Earnings (Loss) Attributable to Common Shareholders, this metric provides a better basis for evaluating our operating performance, as it excludes fluctuations on the Company's US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization and future income tax recoveries/expenses. This provides a useful indicator of our ability to fund any future capital requirements under the prevailing economic conditions during the most recent fiscal period.

                         o The Company provides a reconciliation in the MD&A from Net Earnings (Loss), a Canadian GAAP measure, to Cash Flow from Operations Before Changes in Non-cash Working Capital, a non-GAAP measure.

               o     EBITDAX

                         o Earnings before interest, taxes, depreciation, depletion, amortization, stock-based compensation, accretion on asset retirement obligation and foreign exchange provides a better basis for evaluating our operating performance, as it excludes fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization and future income tax recoveries/expenses. This provides a useful indicator of our ability to fund our financing costs and any future capital requirements under the prevailing economic conditions during the most recent fiscal period.

                         o The Company provides a reconciliation in the MD&A from Net Earnings (Loss) a Canadian GAAP measure, to EBITDAX, a non-GAAP measure.

               o     Crude Oil Sales Price per Barrel

                         o Our realized crude oil sales price per barrel is provided so investors can compare our sales price for our production versus numerous industry benchmarks, including Edmonton PAR and West Texas Intermediate pricing.

               o     Operating Expenses per Processed Barrel

                         o Operating expenses per processed barrel are provided so investors can compare our per barrel costs versus numerous competitors throughout the industry and against company benchmarks. Per unit operating costs are often considered more relevant given that production volumes vary between industry participants, which makes gross numbers between producers non-comparable.

            The Company is in compliance with General Instruction B(3) to Form 40-F. In addition, we have referred to Question 32 of the June 13, 2004 Division of Corporation Finances' Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. That question states that if a Canadian company includes a non-GAAP financial measure in an annual report on Form 40-F, the company does not need to comply with Regulation G or Item 10(e) of Regulation S-K.


      OPERATING COSTS, PAGE 8

        6. WE NOTE THAT YOUR STATEMENT IN FOOTNOTE (2) THAT "OPERATING EXPENSES ARE NOW CALCULATED ON THE BASIS OF COSTS ASSOCIATED WITH THE SYNTHETIC CRUDE SALES EXCLUDING PURCHASED BLEND STOCKS FOR THE RELEVANT PERIOD." PLEASE EXPLAIN THE NATURE OF THIS CHANGE IN THE CALCULATION OF OPERATING EXPENSES AND WHETHER OR NOT THERE WAS AN IMPACT ON YOUR FINANCIAL STATEMENTS.

        Response to Comment 6:

        The change referred to is a change in the calculation of operating costs per barrel, as presented and discussed in the MD&A, and had no impact to the presentation of Operating expenses on the face of the consolidated statements of operations and retained earnings (deficit). The change was made to better reflect the volumes of bitumen produced by the Project after considering the impacts of upgrading. As part of the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process at the Upgrader. Previously, the Company in its MD&A, disclosed operating costs per barrels of bitumen produced (or mined bitumen), which did not take into account this uplift in the barrels even though there are operating costs associated with producing the hydrogen at the Upgrader. The revised MD&A presentation on a per barrel processed (or upgraded bitumen) better reflects, in our view, the operating costs associated with processing a barrel of upgraded bitumen.


The Company hereby acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 40-F;

        o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, including the Form 40-F; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 233-1707.

                                                    Sincerely,


                                                    /s/ David Dyck
                                                    ------------------------
                                                    David Dyck
                                                    Senior Vice President &
                                                    Chief Financial Officer